EXHIBIT 99.1

For Immediate Release	Contact: Gates Little
(256) 543-3860
For Immediate Release
February 12, 2004

The Southern Banc Company, Inc. Announces

Second Quarter Earnings

The Southern Banc Company, Inc. (NASDAQ-OTCBB:SRNN), the holding company for The Southern Bank Company, formerly First Federal Savings and Loan Association of Gadsden, Alabama, announced net income of $124,000, or $0.14 and $0.13 per basic and diluted share, respectively, for the quarter ended December 31, 2003. This compared to net income of $137,000 or $0.16 per basic and diluted share for the quarter ended December 31, 2002.

For the six month period ended December 31, 2003, net income was $272,000, as compared to net income of $430,000 for the six month period ended December 31, 2002. Basic and diluted earnings per share for the six month period ended December 31, 2003 were $0.31 and $0.29, respectively. This compared to $0.49 and $0.48 per basic and diluted share, respectively, for the quarter ended December 31, 2002.

Gates Little, President and Chief Executive Officer of the Company, stated that the decrease in net income and earnings per share for the six month period ended December 31, 2003 resulted primarily from a decrease of $501,000 in total interest and dividend income offset in part by a decrease in total interest expense of approximately $480,000. As a result, net interest income after provision for loan losses decreased approximately $17,000. In addition to the decrease in the net interest margin, total non-interest income decreased approximately $135,000, primarily due to a reduction in the gain on the sale of securities available for sale of approximately $158,000.

The Company’s total assets at December 31, 2003 were approximately $109 million.

The Bank has four offices located in Gadsden, Albertville, Guntersville, and Centre, Alabama. The stock of The Southern Banc Company, Inc. is listed on the NASDAQ OTC Bulletin Board.

Certain statements in this release contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “target,” “plan,” “project,” “continue,” or the negatives thereof, or other variations thereon or similar terminology, and are made on the basis of management’s plans and current analyses of the Company, its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect, the Company’s financial performance and could cause actual results to differ materially from those expressed or implied in such forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

(Selected financial data attached)

THE SOUTHERN BANC COMPANY, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollar Amounts in Thousands)

	December 31, 2003	June 30, 2003
ASSETS
CASH AND CASH EQUIVALENTS	$10,675	$9,393
SECURITIES AVAILABLE FOR SALE, at fair value	52,500	53,723
SECURITIES HELD TO MATURITY, at amortized cost, fair value of $5,717 and $7,714, respectively	5,324	7,215
FEDERAL HOME LOAN BANK (FHLB) STOCK	886	886
LOANS HELD FOR SALE	0	50
LOANS RECEIVABLE, net of allowance for loan losses of $134 and $140, respectively	38,174	38,917
PREMISES AND EQUIPMENT, net	494	507
ACCRUED INTEREST AND DIVIDENDS RECEIVABLE	430	483
PREPAID EXPENSES AND OTHER ASSETS	538	527

TOTAL ASSETS	$109,021	$111,701

LIABILITIES
DEPOSITS	$81,621	$84,357
FHLB ADVANCES	8,333	7,750
OTHER LIABILITIES	378	728

TOTAL LIABILITIES	90,332	92,835
STOCKHOLDERS’ EQUITY:
Preferred stock, par value $.01 per share 500,000 shares authorized, shares issued and outstanding— none	0	0
Common stock, par value $.01 per share, 3,500,000 authorized, 1,454,750 shares issued	15	15
Additional paid-in capital	13,843	13,818
Unearned compensation	(101)	(157)
Shares held in trust, at cost, 47,128 and 65,738 shares, respectively	(635)	(852)
Retained earnings	11,196	11,082
Treasury stock, at cost, 493,252 shares	(6,182)	(6,182)
Accumulated other comprehensive income	553	1,142

TOTAL STOCKHOLDERS’ EQUITY	18,689	18,866

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$109,021	$111,701

THE SOUTHERN BANC COMPANY, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Dollar Amounts in Thousands, except per share data)

	Three Months Ended December 31,		Six Months Ended December 31,
	2003	2002	2003	2002
INTEREST INCOME:
Interest and fees on loans	$563	$597	$1,148	$1,187
Interest and dividends on securities available for sale	592	720	1,145	1,434
Interest and dividends on securities held to maturity	100	178	220	376
Other interest income	11	18	25	42

Total interest income	1,266	1,513	2,538	3,039
INTEREST EXPENSE:
Interest on deposits	446	686	930	1,375
Interest on borrowings	86	103	174	209

Total interest expense	532	789	1,104	1,584

Net interest income before provision for loan losses	734	724	1,434	1,455
Provision for loan losses	0	0	0	4

Net interest income after provision for loan losses	734	724	1,434	1,451
NON-INTEREST INCOME:
Fees and other non-interest income	49	39	94	71
Gain on sale of securities	0	0	0	158

Total non-interest income	49	39	94	229

NON-INTEREST EXPENSE:
Salaries and employee benefits	340	335	625	605
Office building and equipment expenses	85	85	173	178
Other operating expense	155	136	284	246

Total non-interest expense	580	556	1,082	1,029

Income before income taxes	203	207	446	651
PROVISION FOR INCOME TAXES	79	70	174	221

Net Income	$124	$137	$272	$430

EARNINGS PER SHARE:
Basic	$0.14	$0.16	$0.31	$0.49
Diluted	$0.13	$0.16	$0.29	$0.48
DIVIDENDS DECLARED PER SHARE	$0.0875	$0.0875	$0.1750	$0.1750
AVERAGE SHARES OUTSTANDING:
Basic	892,308	866,123	886,330	876,884
Diluted	926,618	883,733	924,121	887,480

THE SOUTHERN BANC COMPANY, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar Amounts in Thousands)

	For The Six Months Ended December 31,
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$272	$430
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	22	31
Amortization (Accretion), net	148	65
Amortization of unearned compensation	81	71
Provision for loan losses	0	4
Net gain on sale of secondary market loans	(10)	(19)
Gain on sale of securities	0	(158)
Proceeds from sale of secondary market loans	527	1,245
Loans originated for secondary market	(467)	(1,907)
Change in assets and liabilities:
Decrease in accrued interest & dividends receivable	53	67
Increase in other assets	(11)	(212)
Increase (decrease) in other liabilities	(114)	197

Net cash provided by (used in) operating activities	501	(186)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of securities available for sale	(13,109)	(19,320)
Proceeds from maturities, principal payments, and sales of securities available for sale	13,367	17,389
Proceeds from maturities and principal payments on securities held to maturity	1,895	2,355
Proceeds from sale of FHLB stock	0	470
Net loan (originations) repayments	743	(1,395)
Capital expenditures, net	(9)	(27)

Net cash provided by (used in) investing activities	2,887	(528)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in deposits, net	(2,736)	2,311
Decrease in advance payments by borrowers for taxes and insurance	(12)	(12)
Dividends paid	(158)	(145)
Proceeds from exercise of stock options	217	0
Purchase of treasury stock	0	(540)
Increase (decrease) in FHLB advances, net	583	(416)

Net cash provided by (used in) financing activities	(2,106)	1,198

Net increase in cash and cash equivalents	1,282	484

CASH AND CASH EQUIVALENTS, beginning of period	9,393	7,529

CASH AND CASH EQUIVALENTS, end of period	$10,675	$8,013

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Income taxes	$198	$230

Interest	$1,120	$1,590

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